Room 4561
						July 28, 2005




Mr. Benjamin A. Horowitz
Chief Executive Officer
Opsware, Inc.
599 N. Mathilda Avenue
Sunnyvale, CA  94085

Re:	Opsware, Inc.
	Form 10-K for Fiscal Year Ended January 31, 2005
	Filed April 15, 2005
	Form 10-Q for Fiscal Quarter Ended April 30, 2005
	Filed June 9, 2005


Dear Mr. Horowitz:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2005

Note 8 - Transactions with EDS, page 62

1. Provide us a detailed summary of your transactions with EDS along with an analysis and explanation of your accounting, with references to the respective authoritative accounting literature. At a minimum, please address the following:

* Explain why you believe you have objective and reliable evidence of fair value for both the value of the Managed Services Business
(MSB)
and the separate EDS license and maintenance agreement. Explain why you believe the renewal rates stated in the EDS License provide you with this evidence for both the MSB and the license and maintenance agreement.

* Clarify the nature of the `renewal rates` you used to establish objective evidence of fair value. Compare and contrast this to your statement that indicates that you do not have vendor specific objective evidence (VSOE) of fair value for your maintenance.

* You indicate that you `allocated 20% of the total license fees" to maintenance revenue, which is consistent with the pricing of license and maintenance agreements with other customers. Compare and contrast this to your statement that indicates that you do not have
VSOE of fair value for your maintenance. Explain the purpose of this allocation and what it represents.

* Explain how you determined that the EDS License entailed a separate earnings process and therefore did not affect the quality of use or the value paid by EDS for the MSB. Explain if and to what extent the
MSB had value to EDS without the License agreement.

* Provide us with any additional information that will help us understand and evaluate these arrangements with EDS and your underlying accounting.

Form 10-Q for the Fiscal Quarter Ended April 30, 2005

Item 4.  Controls and Procedures, page 41

2. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by Opsware in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms s of December 31, 2004." Tell us how your officers considered
Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

3. We note your statement that "any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met". Tell us how you considered the requirements of Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm to indicate that disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Benjamin A. Horowitz
Opsware, Inc.
July 28, 2005
Page 1